

I GOT IT
2020 Report

Dear investors,

Our business has a tremendous amount of operating momentum. We remain on the cutting edge of development in NFTs and have a differentiated technology offering. The quality of our partners prove we have a strong strategic position in a growing market.

We need your help!

Fundraising, development in the Europe and other sports like soccer, cricket, and rugby, We would look to expand beyond North America in geographies we do not have a presence in today. We are also on the look out for executive talent - general counsel function and marketing expertise.

Sincerely,

Joseph De Perio

Co-Founder/Executive Chairman of the Board

Nicole Johnson

Co-Founder/Vice Chairperson of the Board

Our Mission

The Company wants to partner with every sports franchise and marquee player in the world providing teams a unique way to engage fans and help them to "capture the moment" meanwhile enhancing their monetization of existing souvenir and memorabilia through targeted offerings of collectibles. These projections cannot be guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good

We signed up a number of new NFL and NBA partners.

We created an innovative strategy for Player NFTs with our Charter Membership Program.

We branched out beyond teams and added the Pro Football Hall of Fame as a digital collectible partner.



The Bad

One of our NBA activations had uneven performance due to a lack of cooperation with the equipment management staff.

We are improving our inventory management systems which will lead to better turn over in our working capital.

We are expanding our customer support activation with Zendesk and will continue to improve our metrics on service.

2020 At a Glance

October 20 to December 31



$90,682
Revenue



-$218,183
Net Loss



$238,831
Short Term Debt



$208,500
Raised in 2020



$80,000
Cash on Hand
As of 11/ 6/20

We ❤ Our
124 Investors

Thank You For Believing In Us

Kevin Brown	Hatem Rowaihy	Matthew Dullea	Tim Sherrill	Gregory Rodriguez	Joseph De Perio	Thomas Cotterell
Anthony A Cook	Alex Michael	Hayden Rose	Pete Rosskamm	Nadim Kattan	Dean Wegner	Rod Ney
David Sirtonski	Jelena Misaljevic	Joakim Rondin	Richard Lawrence	Elith Williams-Holland	Gordo Gomez	Courtney Aiken
Frances Caldwell	Rami Saadeh	William Allen	Duke Duncan	Hector Casillas	Lucas Lansard	William Wayne Sutton
Rachael Reed	Scott Snyder	Timothy Danielson	Jose Alfredo Jimenez	Gary Ditsch	Robert Williams	John Witkowski
Jason Savage	Ankush Grover	Joseph Lalley	Derrik Oates	Desmond Clarke	Michael Barnes	Patrick Nee
David Ross Boswell III	Tim Mtwa	Michael Davidge	Nicholas Pullman	Dan Forbes	Brad Dufault	Faina Golub
Puneet Gupta	Tom Graziano	Machiel Leliefeld	Christoph Jansen	Jess Hayim	Joe Licata	Alessandro Piano
Mary Johnson	Peter Johnson	Stephen Smear	Matthew Forbes	Mark B Hughes	Milton Burley	Rodrick Ellis Loud DDS
Geogy Philip	David Bowman	Herbert&Lynn Selander	Francis Ken Keneally	Pasquale Genier	Jason Kaunes	Frederick W Thul Jr
Christian Wisk	Adam Wotherspoon	Chris Walsh	James King	Jerry Cerutti	David Fazio	Bryant R. Falzone
Curt Mello	Scott Costanzo	Eric P W Hall	Jeffrey Zhang	Heather Pereira	Richard Pereira	Kevin B. Murphy
Matthew Forbes	Brad Dufault	Terry Higginbotham	Aleksey Levites	Daniel C Zemantic	Chris Cairns	Robert Donati
Badereddeen Abulaban	Dinesh Patel	Sanjay Shah	James Collins	Pradeep Bonthu	Rickey Bradley	Paul Melikian
Edward Hru	Richard Llerena	Matt Solie	Clifton Harris	Mohammad S Haider	Narendra Tulsy Dindiyal	Debora Monaghan
Dr. Darnelle Mondesir	Riley John Reinhart	Caleb G Welch Jr	Angelo Ingaharro	Marc Saddik	Cam M	Mahaveer Jagawat
Aaron Aab	Jonathan Bonaventura	Hiten Patel	Marco Frabotta	Orgest Kraja	Juan Poblacion	Robert Paxton
DOTTY HUDSON	Noah Whittaker	Elizabeth Anyaa	Dante Dantzler	Sonja Hayes		

Thank You!

From the I Got It Team

 

Joseph De Perio
Co-Founder/Executive
Chairman of the Board

Nicole Johnson
Co-Founder/Vice Chairperson
of the Board



Noah Abramowitz

Vice President of
Community Strategies and
Digital

*Noah is I Got It's resident sports
memorabilia collector, and
developed his own digital media
company while he was still in
college. His knowledge of the
memorabilia market and digital
media expertise is integral to the
success of our platform.*



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nicole Johnson	Co-Founder @ I Got It	2020
Joseph De Perio	Founder @ SportBLX	2020

Officers

OFFICER	TITLE	JOINED
Nicole Johnson	Vice Chairperson of the Board	2020
Joseph De Perio	Chairman of the Board	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nicole Johnson	50 Class B Common Stock	50.0%
Joseph De Perio	25 Class B Common Stock	25.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2020	$25,000	Common Stock	Section 4(a)(2)

11/2020	$58,500	Common Stock	Section 4(a)(2)
12/2020	$125,000		Regulation D, Rule 506(b)
04/2021	$710,939		4(a)(6)
08/2021	$641,000	Common Stock	Regulation D, Rule 506(c)
	$0		506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Joseph A. De Perio ⓘ	12/31/2020	$125,000	$0 ⓘ	8.0%	06/30/2021	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	70,000	9,621	No
Class C Common Stock	29,000	7,415	No
Class B Common Stock	1,000	22,119	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	20,000

Risks

Impact of non-compliance with regulations.

The company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The company has taken the position that (i) it is an operating business and the (ii) the underlying assets are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the Investment Company Act, it could have a material and adverse impact on the results of operations and expenses, and the company may be forced to liquidate.

Compliance with new or existing laws and regulations could impact our operations. The compliance costs associated with these laws and regulations could be substantial. Any failure or alleged failure to comply with these laws or regulations could adversely affect our reputation, international expansion efforts, growth prospects and financial condition or result in, among other things, litigation, revocation of required licenses, governmental investigations or proceedings, administrative enforcement actions, fines and civil and criminal liability. Publicity relating to any such noncompliance could also harm our reputation and adversely affect our revenues. These laws and regulations apply to many aspects of our business including the Violations of these laws or regulations could damage our reputation and result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations could result in increased compliance costs or capital expenditures. Any violations or changes of regulations could have a material adverse effect on our business, or disrupt the production or distribution of our products, and negatively affect our business and financial performance.

Demand for our expected products may be adversely affected by many factors, including changes in consumer preferences and trends. Given that we will select the products to develop years in advance of them reaching market, we may not effectively respond to changing customer preferences, trends, and other factors. Customer preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. If we do not effectively anticipate these trends and changing consumer preferences, then quickly develop new products in response, our sales could suffer. Developing and launching new products can be risky and expensive. We may not be successful in responding to changing markets and consumer preferences, and some of our competitors may be better able to respond to these changes, either of which could negatively affect our business and financial performance.

We expect to depend on a limited number of products, and our business will be materially adversely affected if these products do not perform as well as expected.

Our business plan calls for dedicating our resources to a limited number of products, from which we expect to generate a significant portion of our total revenues and gross margin. Any material adverse developments, including increased competition and supply shortages, with respect to the sale or use of the products we develop, or our failure to successfully develop such products, could have a material adverse effect on our revenues and gross margin.

The substantial curtailing of in-person large sporting events due to COVID-19, including the NFL, NBA, MLB, MLS and others has and is expected to continue to have a material adverse impact on our business. Our business largely depends upon hosting auctions for live sporting events and if those events are not held, there is substantially less of a market for our services.

Global and regional economic conditions could harm our business. Our operations and performance depend significantly on global and regional economic conditions. Adverse economic conditions and events (including volatility or distress in the Securities and/or debt or credit markets) have in the past negatively impacted regional and global financial markets and will likely continue to do so from time to time in the future.

Competitors with other revenue sources may also be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to website, mobile platforms and applications and systems development than we can. Other competitors may offer or continue to offer faster and/or free shipping, delivery on Sunday, same-day delivery, favorable return policies or other transaction-related services which improve the user experience on their sites and which could be impractical or inefficient for our sellers to match. Competitors may be able to innovate faster and more efficiently, and new technologies may increase the competitive pressures by enabling competitors to offer more efficient or lower-cost services.

We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, ecommerce and mobile commerce has significantly increased, due to, among other factors, improved user experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times and more favorable return policies. Also, certain platform businesses, such as eBay, Amazon, Alibaba, Apple, Google and Facebook, many of whom are larger than us or have greater capitalization, have a dominant and secure position in other industries or certain significant markets, and offer other goods and services to consumers and merchants that we do not offer. If we are unable to change our products, offerings and services in ways that reflect the changing demands of ecommerce and mobile commerce marketplaces, particularly the higher growth of sales of fixed-price items and higher expected service levels (some of which depend on services provided by sellers on our platforms), or compete effectively with and adapt to changes in larger platform businesses, our business will suffer.

The businesses and markets in which we operate are intensely competitive. We currently and potentially compete with a wide variety of online and offline companies providing auction services. The Internet and mobile networks provide new, rapidly evolving and intensely competitive channels for the sale of all types of services. We expect competition to continue to intensify. Online and offline businesses increasingly are competing with each other and our competitors include a number of online and offline auctioneers with significant resources, large user communities and well-established brands. Moreover, the barriers to entry into these channels can be low, and businesses easily can launch online sites or mobile platforms and applications at nominal cost by using commercially available software or partnering with any of a number of successful ecommerce companies. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that may be controversial with and lead to dissatisfaction among sellers, which could reduce activity on our platform and harm our profitability.

Investors interests may be diluted. The Company anticipates that it will raise additional capital in the future. Future issuance of additional securities could dilute the ownership stakes of the Company's existing owners; and there can be no assurance that the effects of such dilution will not be substantial. Our Board of Directors and our Class B shareholders may increase the number of authorized shares of capital stock of the company without the vote or consent of the holder of Shares. Any additional Shares or shares of a different or of securities that might hereafter be issued may negatively impact the Company's existing owners.

The provisions of Section 12(g) of the Securities Exchange Act may result in our having to limit transfers of the Shares. Section 12(g) of the Securities Exchange Act of 1934 provides that if a company acquires 2,000 holders of record of any class of its equity securities (or 500 non-accredited holders), it must register under the Exchange Act and become a fully-reporting public company, which would be a burden for a small company. To the extent any trading market develops for the Shares we may therefore limit transfer in order not to trigger the thresholds of Section 12(g). This may have the result of reducing any eventual trading in our Shares, and the price of such Shares.

There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business and financial condition. Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the subscription agreement. Investors should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If an investor brings a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, an investor may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The exclusive forum provision in the company's Certificate of Incorporation may have the effect of limiting an investor's ability to bring legal action against the company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article VII of the company's Certificate of Incorporation contain exclusive forum provisions for certain lawsuits. The forum for these lawsuits will be the Court of Chancery in the State of Delaware. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations.

The offering price has been arbitrarily set by the company. The offering price of the Shares has been arbitrarily set by the company based upon its expected financial requirements. The offering price of the Shares is not necessarily indicative of their value. No assurance can be given that the Shares, if transferred, could be sold for the offering price or for any other amount.

The company has no intention of paying dividend on a regular schedule as revenues are irregular, seasonal, and unpredictable.

Control of the company is in the hands of Class B Common Stockholders. Our founders owns a majority of the outstanding Class B Common Shares issued by the company and thus has sole voting power over all the actions of the company, except where specified by Delaware corporate law. Investors in this offering will have no power to elect the directors or participate in major decisions regarding the management or operations of the company.

The Shares are "restricted" under the Securities Act. There are strict limitations on how you can resell your securities for the next year, and they cannot be easily resold even after that year. More importantly, there is no market for these securities, and there might never be one. That means the money you paid for these securities could be tied up for a long time.

We may be unable to compete successfully against current and future competitors. Some current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet sectors than we do.

No Audited financials. We have not produced financial statements on a regular basis and, when we do, our financial statements are not audited.

Our performance is dependent upon certain key employees, the loss of which would have a material adverse effect on our business. Our performance significantly depends upon the continued contributions of our key personnel and our ability to retain and motivate them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business will be adversely affected. We do not have "key person" life insurance covering any of our key employees.

We have a limited operating history. We have a limited operating history and there can be no assurance that we will be able to establish a successful business. We are subject to all of the business risks and uncertainties associated with any new business enterprise. Our revenues to date have been limited, and we cannot assure you that significant revenues will ever develop or that we will achieve profitable operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business, particularly one that is seeking to develop and commercialize a new product and operate in a competitive environment.

The Board consists of two Members: Joseph De Perio and Nicole Johnson. There is a possibility of deadlock at the Board of Directors.

The Company may need additional capital and may not be able to obtain it. In the event the monies raised from the offering are not sufficient to accomplish their purpose, the Company will need to raise additional funds in order to fund its operations including, among other things, funds to support its marketing and sales efforts, to meet competitive pressures, to hire personnel, to establish a broader customer base and brand name, and to respond to unanticipated requirements. If additional funds are raised through the issuance of equity or convertible debt securities, the Company will experience dilution in its ownership and the securities may have rights, preferences and privileges senior to those currently held by the members of the Company. If capital is raised through a debt financing, the Company likely would become subject to restrictive covenants relating to its operations and finances. There can be no assurance that additional financing will be available on terms favorable to the Company, if at all. Currently, the Company does not have any plans or commitments for additional funding. If the Company determines that it needs additional capital, and is unable to obtain it, the Company are likely to cease its operations.

The Company does not own its technology. Pursuant to the Company's Master Services Agreement with its technology partner, I Got It Holdings LLC, the Company has an exclusive right to use technology and the right to first offer on all financial transactions. While the Company believes this is an attractive financial arrangement, we are still reliant on our technology partner to upkeep its technology systems. Failure of our technology partner's capabilities can jeopardize performance in operations, particularly in the midst of a live auction or event where such a disruption can harm our relationship with customers and our brand.

Customer contracts with teams and other organizations generally allow for termination at will or upon short notice. This means subtle negative shifts in our performance that affect customer attitudes may result in a material impact on our financial performance.

The COVID-19 pandemic has resulted in the suspension of sporting events, which we rely upon for a substantial portion of our business. The delays in reopening are ongoing.

Our success will be dependent, in part, upon our ability to protect and promote the intellectual property that we and our technology partner expect to develop. The intellectual property that we expect to develop will be important to the marketing of our products. Our intellectual property is expected to include our confidential research product design, and databases, trademarks, patents and copyrights. If we are unable to protect our intellectual property rights, our ability to compete effectively would be harmed and we may never become profitable. We cannot be certain that the steps we intend to take to protect the right we develop will be sufficient, that such protections will not be circumvented and will not violate the rights of others, that others will not infringe or misappropriate such rights, or that we will not be prevented from using our products and intellectual property if challenged. In fact, even if our protection is broad enough, others may still infringe upon our rights, which will be costly to protect. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention, and cost a substantial amount to protect our rights or defend our self against claims. Moreover, if we are not successful in defending against third party infringement claims, we may be prevented from continuing to use our intellectual property in the future and a judgment or monetary damages may levied against us.

Our business will be sensitive to public perception. Our results of operations may be significantly affected by the public's perception of our company and similar companies. If our products suffer from negative consumer perception, it is likely our sales will slow and we will have difficultly generating revenues.

To date, we may not be able to generate sufficient revenue to achieve and sustain profitability. We expect Operating expenses may increase significantly as we continue to expand our marketing efforts and operations in existing and new geographies and vertical markets. If our revenue declines or fails to grow at a rate faster than these increases in operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may generate losses. We cannot assure you that we will achieve or maintain profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Joseph De Perio is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

I Got It Holdings Corp.

- Delaware Corporation
- Organized October 2020
- 2 employees

400 Crossing Blvd, 8th Floor

Bridgewater NJ 08807

https://www.igotitapp.com/

Business Description

Refer to the I Got It profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

I Got It is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.